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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                     SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               NOVASTAR FINANCIAL, INC.

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                   (NAME OF ISSUER)

               CLASS B PREFERRED STOCK (CONVERTIBLE INTO COMMON STOCK)

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                            (TITLE OF CLASS OF SECURITIES)

                          669947608 CLASS B PREFERRED STOCK
                                669947400 COMMON STOCK
                   . . . . . . . . . . . . . . . . . . . . . . . .
                                    (CUSIP NUMBER)

                                    MARCH 29, 1999
                   . . . . . . . . . . . . . . . . . . . . . . . .
                            (DATE OF EVENT WHICH REQUIRES
                              FILING OF THIS STATEMENT)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [  ] Rule 13d-1(b)
               [X]  Rule 13d-1(c)
               [  ] Rule 13d-1(d)

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 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


1    Name of Reporting Persons.
     I.R.S. Identification No. of above person (entities only).

     Fulcrum Growth Partners, LLC ("Fulcrum")
     47-0819413
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2    Check the Appropriate Box if a Member of a Group

                                        (a)  [   ]
                                        (b)  [   ]
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3    SEC Use Only

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4    Citizenship or Place of Organization

     Delaware
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                         5    Sole Voting Power

                              714,285 shares of Class B Preferred Stock
     Number of           . . . . . . . . . . . . . . . . . . . . . . . . . . .
      Shares             6    Shared Voting Power
    Beneficially
     Owned by                 -0-
       Each              . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Reporting           7    Sole Dispositive Power
      Person
       With                   714,285 shares of Class B Preferred Stock
                         . . . . . . . . . . . . . . . . . . . . . . . . . . .
                         8    Shared Dispositive Power

                              -0-

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     714,285 shares of Class B Preferred Stock
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
11   Percent of Class Represented by Amount in Row (9)

     8.1%
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
12   Type of Reporting Person

     PN
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

1    Name of Reporting Persons.
     I.R.S. Identification No. of above person (entities only).

     McCarthy Group, Inc.
     47-0697955
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2    Check the Appropriate Box if a Member of a Group

                                        (a)  [   ]
                                        (b)  [   ]
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3    SEC Use Only

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4    Citizenship or Place of Organization

     Nebraska
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                         5    Sole Voting Power

                              814,285 shares of Class B Preferred Stock
     Number of           . . . . . . . . . . . . . . . . . . . . . . . . . . .
      Shares             6    Shared Voting Power
    Beneficially
     Owned by                 -0-
       Each              . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Reporting            7    Sole Dispositive Power
      Person
       With                   814,285 shares of Class B Preferred Stock
                         . . . . . . . . . . . . . . . . . . . . . . . . . . .
                         8    Shared Dispositive Power

                              -0-

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     814,285 shares of Class B Preferred Stock
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
11   Percent of Class Represented by Amount in Row (9)

     9.2%
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
12   Type of Reporting Person

     CO
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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Item 1.


     a.   Name of Issuer:

          NovaStar Financial, Inc. (the "Issuer")

     b.   Address of Issuer's Principal Executive Offices:

          1900 West 47th Place, Suite 105
          Westwood, Kansas 66205

Item 2.

     a.   Name of Person Filing:

          Fulcrum Growth Partners, LLC ("Fulcrum")     McCarthy Group, Inc.,
                                                       ("MGI")

     b.   Address of Principal Executive Office:

          Fulcrum Growth Partners, LLC       McCarthy Group, Inc.
          1125 So. 103rd Street, Suite 450   1125 So. 103rd Street, Suite 450
          Omaha, Nebraska 68124              Omaha, NE  68124

     c.   Citizenship:

          Fulcrum:                                MGI:
          Delaware limited liability company      Nebraska corporation

     d.   Title of Class of Securities:

          Class B Preferred Stock, par value $0.01 convertible into Common Stock, par value $0.01

     e.   CUSIP Number:

          Class B Preferred Stock - 669947608
          Common Stock - 669947400

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

a.        [   ]     Broker or dealer registered under section 15 of the Act (15
                    U.S.C. 78o);
b.        [   ]     Bank is defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c);
c.        [   ]     Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c);
d.        [   ]     Investment company registered under section 8 of the
                    Investment Company  Act (15 U.S.C. 80a-8);
e.        [   ]     Investment adviser in accordance with section
                    240.13d-1(b)(1)(ii)(E);

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f.        [   ]     Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
g.        [   ]     Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);
h.        [   ]     Savings association as defined in section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
i.        [   ]     Church plan is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
j.        [   ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

          If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]

Item 4.   Ownership

     a.        Amount Beneficially Owned:

               Fulcrum may be deemed to beneficially own 714,285 shares of Common Stock, par value $0.01, of the Issuer, as a result of the fact that Fulcrum has acquired 714,285 shares of Class B Preferred Stock which are convertible into common stock on a one
               for one basis.   MGI, as Managing Member of Fulcrum, is the
               parent company of McCarthy Group Asset Management, Inc. which in turn has discretionary authority over 100,000 shares of Common Stock owned by one of its asset management customers. These shares plus the 714,285 shares of Fulcrum total 814,285 shares beneficially owned by MGI.

     b.        Percent of Class:

               8.1% for Fulcrum and 9.2% for MGI (as of March 29, 1999, based on information provided to Fulcrum by the Issuer)

     c.        Number of shares as to which such person has:

               i.   sole power to vote or to direct the vote:

                    See response to Item 4a. above.

               ii.  share power to vote or to direct the vote:

                    None.

               iii. sole power to dispose or to direct the disposition of:

                    See response to Item 4a. above.

               iv.  shared power to direct the disposition of:

                    None.

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Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          N/A

Item 8.   Identification and Classification of Members of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 7, 1999          FULCRUM GROWTH PARTNERS, LLC
                                   By:  McCarthy Group, Inc., Managing Member

                                   By:/s/ Richard L. Jarvis
                                     ----------------------------------------
                                     Name:  Richard L. Jarvis
                                     Title:  Secretary/Treasurer


                                 McCARTHY GROUP, INC.

                                   By:/s/ Richard L. Jarvis
                                     -----------------------------------------
                                     Name:  Richard L. Jarvis
                                     Title:  Secretary/Treasurer